GCL-POLY SIGNS LONG-TERM CONTRACT WITH SOLARFUN TO SUPPLY 2,500 MW OF WAFER AND POLYSILICON PRODUCTS

SHANGHAI, China, December 22, 2010 – Solarfun Power Holdings Co., Ltd. (“Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that it has signed a long-term supplementary wafer and polysilicon product supply contract with GCL-Poly Energy Holdings Limited (3800.HK) (“GCL-Poly”).  GCL-Poly will provide Solarfun with a total of 2,500MW wafer and polysilicon products over the next five years.

Under the supplementary wafer and polysilicon product supply contract between Solarfun and GCL (Suzhou) Solar Energy Technology Company Limited, a subsidiary of GCL-Poly, GCL-Poly will provide a total of 2,500MW wafer and polysilicon products from January 2011 to December 2015 to Solarfun.  A price adjustment mechanism is included in the contract.

“By signing this long-term supplementary wafer and polysilicon contract with GCL-Poly, we are further strengthening the long-term strategic collaboration between both parties,” said Mr. Peter Xie, President and Chief Executive Officer of Solarfun.  “We expect this to satisfy our requirements for key raw materials on a cost-effective basis, and allow us to continue expanding in scale as we meet our growing customer needs worldwide.”

Mr. Shu Hua, Executive Director and Executive President of GCL-Poly, added, “We are pleased to maintain our close strategic collaboration with Solarfun, one of the world’s leading solar companies.  We will provide high quality services to support Solarfun’s rapid development.  We look forward to achieving a win-win situation with Solarfun in the global solar industry.”

About Solarfun
Solarfun Power Holdings Co. Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities.  Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets.  Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program.  For more information, visit: www.solarfun-power.com.  SOLF-G

About GCL-Poly Energy Holdings Limited
GCL-Poly Energy Holdings Limited (3800. HK) is China’s largest polysilicon producer and one of the world's leading wafer suppliers and also a top green energy enterprise in China.  Annual polysilicon production capacity is expected to reach 21,000 MT by the end of 2010, and the quality of polysilicon products has reached electronic grade level.  The Group’s wafer production capacity has already achieved 3.5 GW in November 2010.  In addition, the Group owns a 20MW solar farm in Xuzhou, Jiangsu province, which is currently the largest solar farm in China.  For more information about GCL-Poly, please visit the company’s website at www.gcl-poly.com.hk.

For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com

GCL-Poly:

Wang Manjian
Tel: +852 37613239
E-mail: Wangmanjian@gcl-power.com.hk

Jessy Fang
Tel: 852 37613281
E-mail: Jessyfang@gcl-power.com.hk